Consolidated Energy, Inc.
                                 76 George Road
                           Betsy Lane, Kentucky 41605
                                 (859) 488-0070



                                                              January 12, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

        Re:      Consolidated Energy, Inc. (the "Company")
                 Registration Statement on Form SB-2
                 Initially Filed August 5, 2005
                 File No. 333-127261

Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company plans to enter into a new private placement financing transaction and register the shares of common stock underlying such private placement on another registration statement together with the Company's prior completed transactions. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Richard A. Friedman, Esq. at (212) 930-9700.

     Thank you for your assistance in this matter.


                                       CONSOLIDATED ENERGY, INC.


                                       By: /s/ David Guthrie
                                          ------------------
                                          David Guthrie
                                          President